September 29, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman

Dear Ms. Sherman:

Re:	Meridian Co., Ltd.
Form 20-F for the year ended December 31, 2009
Filed August 16, 2010
File No. 000-32359

Following are the answers in response to your comments letter dated August 31, 2010:

Comment #1

SEC

We noted the significant decrease in your trade accounts receivables and the related increase in your allowance for doubtful accounts as of December 31, 2009. We also noted your related party disclosure as part of Note 18, which appears to indicate that your accounts receivable due from Meridian Medical totaled $1.8 million as of December 31, 2009. Since your net accounts receivables as of December 31, 2009 is only $.8 million, it appears a significant portion of the accounts receivable due from the related party has been written off. Please advise. Please tell us how much of your revenue and accounts receivables are due from related parties and revise your disclosures accordingly in future filings.

Explanation by the Company

As mentioned in Form 20-F, in 2002, the Meridian Co., Ltd. (the “Company”) identified the United States as significant market and incorporated Meridian America Medicals, Inc. (“MAMI”) in the United States as a subsidiary of the Company. Through the establishment of MAMI, the Company commenced its sales of the Meridian products in the US market and entered into an exclusive distribution agreement with Meridian Medical, Inc. (“MMI”), a non-controlling shareholder of MAMI. Upon the agreement, MAMI had operated as a selling and purchasing channel for the transactions between the Company and MMI.

As the Company entered into service agreement with MMI in January 2009, MMI has not only carried out sales, marketing and administrative support service on behalf of the Company in the US market but also transacted directly with the Company. The change in business transaction channel between the Company and MMI led to a decrease in the Company’s trade accounts receivable from 2,007,481 Won to 1,794,473 Won as of December 31, 2008 and 2009, respectively.

Since the service agreement settled in early 2009, which reinforces a direct sales transaction without a med-distributor, between the Company and MMI, the Company has actively involved in collection of outstanding receivable balance from MMI. The two parties, upon the mutual consent, agreed on receivable collection policy in which the Company collects, in advance to the point of sales, a substantial portion of receivable arises from the sales.

With regard to outstanding accounts receivable from MMI to MAMI which stems from the sales recognized prior to the agreement, the management of the Company anticipates an uncertainty or delay in collection of this receivable when considering the financial situation of MMI. Based upon the management’s estimate of uncollectible accounts, historical experience, and circumstance, the Company decided to reserve the entire trade receivables incurred from MMI prior to January 1, 2008 as allowance for doubtful accounts. The company reserved 824,866 thousand Won as the allowance for doubtful account as of December 31, 2009, but, has not yet written off any of its uncollected accounts receivable at the year ended December 31, 2009.

The table below shows a summary of trade accounts receivable and allowance for doubtful accounts of Meridian Co., Ltd. (the “Company”) and Meridian Medical, Inc. (“MMI”) as of December 31, 2009 and 2008.

(in thousands of Korean Won)

Description	2009		2008
	Total AR	AR - MMI	Total AR	AR – MMI
AR(a)	2,750,142	1,794,473	3,161,966	2,007,481
AR Allowance(b)	1,997,878	1,121,892	883,512	319,762
AR, net	752,264	672,581	2,278,454	1,687,719
Reserve ratio(b/a)	72.6%	62.5%	27.9%	15.9%

Comment #2

SEC

We note from your disclosure that you incurred a loss related to the correction of an accounting error. Please tell us the nature of the error(s) that resulted in the loss, the related accounts that were affected, and the periods to which the error related. In addition, tell us how management concluded the underlying error and related adjustments were not material to each related period and provide us with your SAB 99 and SAB 108 analysis.

Explanation by the Company

During the preparation of year-end consolidation for the fiscal year 2009, Meridian Co., Ltd. (the “Company) identified an accounting error for the fiscal year 2006 and 2007 in eliminating journal entry with respect to intercompany profit and inventory adjustment. For the fiscal year 2008, the Company properly eliminated intercompany profit in ending inventory by debiting Prior Year’s Retained Earnings and crediting Cost of Goods Sold. However, for the fiscal years 2006 and 2007, the Company mistakenly debited Inventory, instead of Prior Year’s Retained Earnings, when offsetting intercompany profit with Cost of Goods Sold. Had the Company corrected this item, it would have resulted in a debit to retained earnings (profit) and a credit to the Cost of Goods Sold, instead of Inventory. In attempt to alleviate the effect of the recording error which overstated the amount of inventory on hand, the Company utilized Other Expense account and offset the overstated inventory amount.

The Company reviewed and evaluated the effect of the aforementioned misstatement on financial statement in accordance with Staff Accounting Bulletin (“SAB”) No. 99 and SAB No. 108 prior to the finalization of its financial statements for fiscal year 2009. The Company concluded that the out-of-period adjustments were not material to the financial statements as a whole both individually and in the aggregate. The Company carefully considered both the relevant qualitative and quantitative factors in reaching its conclusions and decided that the restatements of the financial statements were not considered necessary in this case.

In accordance with SAB No.99 and No.108, the Company considered both quantitative and qualitative factors in attempt to measure the influence of the underlying error and related adjustment on the financial statements:

a) The effect of the underlying error in Profit and Loss (“P&L”)

(in thousands of Korean Won)

Description	2007	2008
Net profit(loss) (as reported)	(607,663)	172,984
Adjustment	(852)	1,290
Net profit(loss)(as adjusted)	(608,515)	174,274

The accounting error amounts identified as of December 31, 2008, 2007 and 2006 are 74,301 thousand Won, 75,591 thousand Won and 74,740 thousand Won respectively. These error amounts are not occurred in a particular year but accounted cumulatively by the year. So the error amount as of December 31, 2006 would be reflected on the retained earnings in beginning of 2007 FY (74,740 thousand Won).

As shown in the table above, the company reported a loss in the amount of 607,663 thousand Won and a profit of 172,984 thousand Won for the years ended December 31, 2007 and 2008, respectively. When adjustments for the accumulated errors, 852 thousand Won and 1,290 thousand Won are reflected on the reported profit and loss for the years 2007 and 2008, the loss for the year 2007 amounts to 608,515 thousand Won, whereas the profit for the year 2008 amounts to 174,274 thousand Won. In conclusion, it was concluded that the accumulated effects of the underlying error in profit and loss for the fiscal years 2007 and 2008 were considered immaterial.

Furthermore, due to the Company’s upswing surplus recorded in 2008, the correction of the error made in 2007 would not alter the profit into a loss. The Company further concluded that the aforementioned error had no significant influence on altering critical decisions of the users of the financial statements; if the misstatement was considered significantly material, the Company would have taken a position to correct the error and issue restated financial statements accordingly.

b) Materiality-Analysis based on Prior Year’s Sales.

The Company assessed the materiality of the misstatement with respect to prior year’s sales amount.

It was found from the analysis that the quantified effect of error accounts only for 2.23% of the Company’s 2008 sales which amounts to 3,324,923 thousand Won. In fact, this certainly does not bring about an issue of materiality.

c) Consideration of misstatement and fraud

As mentioned, the aforementioned error was detected internally by the Company during the consolidation of financial statement for the fiscal year 2009. As Statement on Auditing Standard (“SAS”) No. 99 defines of fraud, the Company did not engage in an intentional act that may result in a material misstatement in financial statements. Please note that the nature of the aforementioned error does not associate with a misstatement arising from fraudulent financial reporting (falsification of accounting record) nor a misstatement arising from misappropriation of asset (theft of assets or fraudulent expenditure).

In connection with your review of our above statements, we acknowledge as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ In Beom park /s/

In Beom Park, President, CEO, Director
Meridian Co., Ltd.